

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2025

Kathleen M. Mazzarella
President and Chief Executive Officer
Graybar Electric Co Inc
34 North Meramec Avenue
St. Louis, Missouri 63105

> **Re: Graybar Electric Co Inc**
> **Registration Statement on Form S-1**
> **Filed August 22, 2025**
> **File No. 333-289775**

Dear Kathleen M. Mazzarella:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert Endicott